82-03138

05012428

RECEIVED
2005 NOV -9 P 4: 26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BAE Systems plc

NOTICE OF RESULTS

BAE Systems plc expects to announce its preliminary full-year results for the year ending 31 December 2005 on 23 February 2006.

24 October 2005

SUPPL

PROCESSED
NOV 1 0 2005
THOMSON
FINANCIAL

dw 11/9

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 21 October 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 20 October 2005 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 3.16 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	39
Ian King	39

RECEIVED
2005 NOV -9 P 4:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company was notified on 21 October 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 October 2005 the trustee transferred 13,680 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors and potential participants in the BAE Systems Share Incentive Plan, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 94,276 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- George Rose
- Mike Turner.

24 October 2005